UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2021

Commission File Number 001-36671

Atento S.A.

(Translation of Registrant’s name into English)

Société anonyme

1 rue Hildegard Von Bingen, L-1282 Luxembourg

Grand Duchy of Luxembourg

R.C.S. Luxembourg B 185.761

(Address of principal executive and registered office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:  ☒            Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ☐            No:  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ☐            No:  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Extraordinary and Ordinary General Meetings of Shareholders of the Company

The combined Extraordinary General Meeting (the “EGM”) and Ordinary General Meeting of Shareholders (the “Ordinary General Meeting” and together with the EGM, the “Meetings”) of Atento S.A. (the “Company”) will be held extraordinarily starting at 9:00 a.m. Central European Time on April 2, 2021 at the offices of Maître Jacques Kesseler at 13, Route de Luxembourg, L-4761 Pétange, Grand Duchy of Luxembourg. The agenda for the Meetings is set forth on the Convening Notice to the Meetings, which is attached hereto as Exhibit 99.1. The form of proxy to be solicited by the Company and the notice of the Meetings provided to Company’s shareholders are each attached hereto as Exhibit 99.2 and Exhibit 99.3, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ATENTO S.A.

Date: March 15, 2021	/s/ Carlos López-Abadía
Carlos López-Abadía
Chief Executive Officer